UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Unit 2912, Metroplaza, Tower 2

223 Hing Fong Road, Kwai Chung, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Transfer of Listing of Class A Ordinary Shares to the Nasdaq Capital Market

On September 28, 2025, GIBO Holdings Limited (the “Company”) submitted an application to the Nasdaq Stock Market LLC to transfer the listing of its Class A ordinary shares, par value US$0.0002 per share (“Class A ordinary shares”) from the Nasdaq Global Market (the “Global Market”) to the Nasdaq Capital Market (the “Capital Market”), for strategic purposes. On October 16, 2025, the Nasdaq Listing Qualifications department approved the Company’s request to transfer the Company’s Class A ordinary shares from the Global Market to the Capital Market. The transfer will take effect at the opening of business on October 20, 2025, without change to the current ticker symbol “GIBO” or CUSIP designation to the Company’s Class A ordinary shares. Meanwhile, the Company’s warrants to purchase Class A ordinary shares will remain listed on the Capital Market under the symbol “GIBOW.”

On October 17, 2025, the Company issued a press release announcing the transfer of listing. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2025

GIBO Holdings Limited

By:	/s/ Jing Tuang “Zelt” Kueh
Name:	Jing Tuang “Zelt” Kueh
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of GIBO Holdings Limited dated October 17, 2025